Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS THIRD QUARTER 2011 RESULTS

- 16% Increase in Third Quarter 2011 Revenue to $44.7 Million -

- 66% Increase in Third Quarter 2011 Non-GAAP EPS to $0.17 -

- Company Raises 2011 Revenue Guidance to $173 million - $177 million -

YOQNEAM, Israel, November 1, 2011 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the third quarter ended September 30, 2011.

Worldwide revenues were $44.7 million in the third quarter of 2011, a 16 percent increase from $38.7 million in the third quarter of 2010.  Gross margin on a non-GAAP basis in the third quarter of 2011 was 77.6 percent, compared to 77.3 percent in the third quarter of 2010.

Non-GAAP operating profit was $5.8 million, compared to $2.7 million in the third quarter of 2010.  On a non-GAAP basis, net income for the third quarter of 2011 was $5.3 million, or $0.17 per share on a fully diluted basis, compared to $3.2 million, or $0.11 per share on a fully diluted basis in the third quarter of 2010.  On a GAAP basis, net income for the third quarter of 2011 was $3.8 million, or $0.12 per share, compared to $1.0 million, or $0.03 per share, in the same quarter of last year.  A reconciliation of GAAP results to non-GAAP results is attached.

Cash and cash equivalents, short-term investments and marketable securities on September 30, 2011 totaled $96.2 million. Net cash provided by operating activities in the third quarter was $5.8 million.

“In the third quarter we celebrated our tenth year as a publicly traded company, and since our initial public offering, we have consistently delivered annual revenue growth, and we intend to continue doing so.  We achieved this by expanding our core PillCam business and creating a more diversified company through the acquisition of Bravo and Sierra. Today, these businesses account for almost 30% of our revenues,” said Homi Shamir, President and CEO, Given Imaging.

 “Looking at future drivers of success, we see enrollment in the 800-patient, multi-center PillCam COLON 2 pivotal trial progressing well and we expect to complete the clinical procedure phase of the trial by the end of the May/June 2012 timeframe as planned.”

Third Quarter 2011 Revenue Analysis

Revenues in the Americas region in the third quarter of 2011 increased by 3 percent to $26.9 million from $26.2 million in the same period last year.  Revenues in the EMEA region increased by 27 percent to $10.7 million compared to $8.4 million in the same period last year.  APAC revenues increased by 75 percent to $7.1 million, compared to $4.0 million in the same period in 2010.

Worldwide PillCam SB sales increased 12% and amounted to 58,900 capsules in the third quarter of 2011, compared to 52,600 capsules in the same period last year.  PillCam SB sales in the Americas region were approximately 34,800 capsules, a 4.7% decrease compared to 36,500 capsules in the third quarter of last year.  PillCam SB sales in the EMEA region increased by 31% to 13,800 capsules, compared to 10,500 capsules in the third quarter of 2010, while PillCam SB sales in the APAC region grew by 82% to 10,200 capsules, compared to 5,600 capsules in the same period in 2010.

Supplemental first quarter data can be found at www.givenimaging.com in the Investor Relations section.

Nine Month Financial Results

For the nine month period ended September 30, 2011, revenues increased by 15 percent to $129.5 million and include sales of $19.6 million from Sierra Scientific Instruments (Sierra), which the Company acquired on April 1, 2010.  Nine month 2010 revenue of $112.9 million included $11.6 million sales from Sierra.  Sales in the Americas region in the first nine months of 2011 increased 7 percent to $78 million and include revenues of $12.2 million from sales of Sierra products.  Revenues in the same period in 2010 were $72.6 million, including sales of $7.1 million from Sierra.  Sales in the EMEA region increased 18 percent to $33.8 million, and include $4.5 million from Sierra.  Revenue in the EMEA region in the same period in 2010 was $28.5 million, including $3.2 million from Sierra.  Sales in the APAC region increased 51 percent to $17.7 million, including $2.7 million from Sierra, compared to $11.8 million, including $1.1 million from Sierra last year.

On a non-GAAP basis, gross profit margin for the nine month period was 77.0 percent compared to 77.3 percent in 2010.  On a GAAP basis, gross profit margin in the first nine months of 2011 was 76.4 percent, compared to 75.7 percent in first nine months of 2010. On a non-GAAP basis, net income for the first nine months of 2011 was $12.4 million or $0.40 per share compared to $13.8 million, or $0.45 per share on a fully diluted GAAP basis.  GAAP net income for the first nine months of 2011 was $6.4 million or $0.20 per share compared to $5.3 million or $0.17 per share in the same quarter of last year.

2011 Guidance Update

The Company expects that 2011 revenues will be between $173 million and $177 million compared to prior revenue guidance of between $165 million and $173 million.

The Company now expects that earnings per share will be toward the lower end of prior guidance of between $0.35 - $0.40 on a GAAP basis and between $0.65 – $0.70 on a non-GAAP basis primarily due to one-time charges that lowered gross margin in the first half of this year.

Recent Developments

American College of Gastroenterology Annual Scientific Meeting and Postgraduate Course
•
More than 50 posters and oral presentations including new data underscoring the value of PillCam SB in detecting and monitoring Crohn’s disease were presented at the American College of Gastroenterology Annual Scientific Meeting and Postgraduate Course taking place this week in Washington D.C.

United European Gastroenterology Week
•
The first consensus guidelines regarding the use of PillCam COLON in a clinical setting were presented in an oral presentation at UEGW 2011, Europe’s largest medical meeting which took place in late October.  These guidelines are endorsed by the European Society for Gastrointestinal Endoscopy and have been submitted for peer review publication.  In addition, more than 50 oral presentations highlighting the clinical utility of Given Imaging’s products were presented.

Peer Review Publications
•
Data from the largest multi-center study of PillCam COLON 2 conducted to date was published in the September edition of Gastrointestinal Endoscopy.  The results confirm that the second-generation PillCam COLON capsule demonstrated a high sensitivity for the detection of clinically relevant polypoid lesions and, thus, could be an appropriate tool for visualizing the colon.

•
A study published in the September issue of Inflammatory Bowel Disease showed that physicians changed how they treated the majority of their symptomatic IBD cases after performing PillCam capsule endoscopy.

Conference Call / Webcast Information

U.S. Call / Webcast
The Company will host a conference call in English at 9:00 am ET on Wednesday, November 2, 2011. To participate in this teleconference, please dial 888-778-8912 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-312-1500. The call will also be webcast live at www.givenimaging.com.  A replay of the call will be available for two weeks on the Company's website, or until November 16, 2011, by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 4200715.

Hebrew Call
A separate conference call in Hebrew will take place on November 2, 2011 at 1:00 pm Israel time, 7:00 am ET. To access this call, please dial +972 3-9180609 ten minutes before the conference is scheduled to begin. A replay of the call will be available from November 2 until November 4, 2011 by dialing +972 3-9255901.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The Company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States], industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and to supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Use of Non-GAAP Measures
This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Financial Tables Follow

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Three Months Ended September 30, 2010 and 2011
(Unaudited, dollars in thousands)

		Research	Selling	General		Tax
	Gross	And	And	And	Other	Expense
	Profit	Development	Marketing	Admin	Expenses	(Benefit)	Total

Three month period
ended September 30, 2011
Compensation expenses	$-	$157	$475	$738	$-	$-	$1,370
Sierra PPA	237	-	81	-	-	(126)	192
Total	$237	$157	$556	$738	$-	$(126)	$1,562

Three month period
ended September 30, 2010
Compensation expenses	$-	$148	$367	$1,550	$-	$-	$2,065
Sierra PPA	236	(111)	82	-	-	(82)	125
Total	$236	$37	$449	$1,550	$-	$(82)	$2,190

Given Imaging Ltd. and its Consolidated Subsidiaries
Excluded Items
For the Nine Months Ended September 30, 2010 and 2011
(Unaudited, dollars in thousands)

		Research	Selling	General		Tax
	Gross	And	And	And	Other	Expense
	Profit	Development	Marketing	Admin	Expenses	(Benefit)	Total

Nine month period
ended September 30, 2011
Compensation expenses	$-	$499	$1,535	$3,438	$-	$-	$5,472
Sierra PPA	711	-	243	-	-	(381)	573
Total	$711	$499	$1,778	$3,438	$0	$(381)	$6,045

Nine month period
ended September 30, 2010
Compensation expenses	$-	$304	$993	$5,173	$-	$-	$6,470
Sierra acquisition expenses	-	-	-	686	-	-	686
Sierra PPA	1,745	-	164	250	-	(761)	1,398
Total	$1,745	$304	$1,157	$6,109	$0	$(761)	$8,554

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the Three months ended September 30, 2010 and 2011
Condensed, in thousands except share and per share data

		Q3 2011			Q3 2010
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$44,729	-	$44,729	$38,658	-	$38,658
Cost of revenues	(10,263)	237	(10,026)	(8,999)	236	(8,763)

Gross profit	34,466	237	34,703	29,659		29,895
Gross profit as a % of revenues	77.1%	-	77.6%	76.7%		77.3%

Operating expenses
Research and development, net	(6,847)	157	(6,690)	(5,635)	37	(5,598)
Sales and marketing	(18,006)	556	(17,450)	(17,408)	449	(16,959)
General and administrative	(5,267)	738	(4,529)	(6,046)	1,550	(4,496)
Other, net	(248)	-	(248)	(142)	0	(142)

Total operating expenses	(30,368)	1,451	(28,917)	(29,231)	2,036	(27,195)

Operating profit	4,098	1,688	5,786	428	2,036	2,700
Operating profit as a % of revenues	9.2%		12.9%	1.1%		7.0%

Financing income ,net	438	-	438	887	-	887

Profit before taxes on income	4,536	1,688	6,224	1,315	2,036	3,587
Income tax	(780)	(126)	(906)	(334)	(82)	(416)

Net Income	3,756	1,562	5,318	981	1,954	3,171

Net loss attributable to non-controlling interest	6	-	6	30	-	30
Net profit attributable to shareholders	$3,762	$1,562	$5,324	$1,011	$1,954	$3,201
Net profit attributable to shareholders as a % of revenues	8.4%		11.9%	2.6%		8.3%
Earnings per share
Basic Earnings attributable to shareholders per Ordinary Share	$0.12	$0.06	$0.18	$0.03	$0.08	$0.11

Diluted Earnings attributable to shareholders per Ordinary Share	$0.12	$0.05	$0.17	$0.03	$0.08	$0.11

(*) See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the nine months ended September 30, 2010 and 2011
Condensed, in thousands except share and per share data

		YTD 2011			YTD 2010
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$129,471	-	$129,471	$112,889	-	$112,889
Cost of revenues	(30,515)	711	(29,804)	(27,397)	1,745	(25,652)

Gross profit	98,956	711	$99,667	85,492	1,745	87,237
Gross profit as a % of revenues	76.4%		77.0%	75.7%		77.3%

Operating expenses
Research and development, net	(17,927)	499	(17,428)	(14,575)	304	(14,271)
Sales and marketing	(55,124)	1,778	(53,346)	(48,502)	1,157	(47,345)
General and administrative	(17,518)	3,438	(14,080)	(18,136)	6,109	(12,027)
Other, net	(324)	-	(324)	(376)	0	(376)

Total operating expenses	(90,893)	5,715	(85,178)	(81,589)	7,570	(74,019)

Operating profit	8,063	6,426	14,489	3,903	9,315	13,218
Operating profit as a % of revenues	6.2%		11.2%	3.5%		11.7%

Financing income, net	460	-	460	1,690	-	1,690

Profit before taxes on income	8,523	6,426	14,949	5,593	9,315	14,908
Income tax	(2,088)	(381)	(2,469)	(563)	(761)	(1,324)

Net Income	6,435	6,045	12,480	5,030	8,554	13,584

Net loss (profit) attributable to non-controlling interest	(79)	-	(79)	245	-	245

Net profit attributable to shareholders	$6,356	$6,045	$12,401	$5,275	$8,554	$13,829
Net profit attributable to shareholders as a % of revenues	4.9%		9.6%	4.7%		12.3%
Earnings per share
Basic Earnings attributable to shareholders per Ordinary Share	$0.21	$0.20	$0.41	$0.18	$0.30	$0.48
Diluted Earnings attributable to shareholders per Ordinary Share	$0.20	$0.20	$0.40	$0.17	$0.28	$0.45

(*) See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	September 30	December 31
	2011	2010
Assets

Current assets
Cash and cash equivalents	$28,857	$34,619
Short-term investments	51,226	51,973
Accounts receivable:
Trade	29,805	27,862
Other	2,826	4,291
Inventories	23,884	19,076
Prepaid expenses	2,059	1,585
Deferred tax assets	1,667	1,638
Advances to suppliers	1,184	441

Total current assets	141,508	141,485

Deposits	1,276	1,212

Assets held for employee severance payments	6,860	6,393

Marketable securities	16,111	3,873

Long-term inventory	3,931	5,626

Fixed assets, at cost, less accumulated depreciation	12,426	13,709

Intangible assets, less accumulated amortization	29,808	25,813

Goodwill	24,089	24,089

Total Assets	$236,009	$222,200

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	September 30	December 31
	2011	2010
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$179	$168
Accounts payable:
Trade	7,271	9,125
Other	24,502	26,065
Deferred income	584	788
Total current liabilities	32,536	36,146

Long-term liabilities
Obligation under capital lease, net	126	244
Liability in respect of employees’ severance payments	7,718	7,151
Deferred tax liabilities	5,490	5,871
Total long-term liabilities	13,334	13,266
Total liabilities	45,870	49,412

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 30,425,138 and 29,829,277 shares
issued and fully paid as of September 30, 2011 and
December 31, 2010, respectively)	359	350
Additional paid-in capital	206,666	194,899
Capital reserve	2,051	2,051
Accumulated other comprehensive income (loss)	(765)	95
Accumulated deficit	(18,351)	(24,707)
Shareholders' equity	189,960	172,688
Non-controlling interest	179	100
Total Equity	190,139	172,788

Total liabilities and equity	$236,009	$222,200

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Operations
In thousands except share and per share data
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
Revenues	$129,471	$112,889	$44,729	$38,658	$157,809

Cost of revenues	(30,515)	(27,397)	(10,263)	(8,999)	(37,629)

Gross profit	98,956	85,492	34,466	29,659	120,180

Operating expenses
Research and development, gross	(18,743)	(15,643)	(7,128)	(6,196)	(21,695)

Government grants	816	1,068	281	561	1,477
Research and development, net	(17,927)	(14,575)	(6,847)	(5,635)	(20,218)

Sales and marketing	(55,124)	(48,502)	(18,006)	(17,408)	(67,114)
General and administrative	(17,518)	(18,136)	(5,267)	(6,046)	(25,138)
Other, net	(324)	(376)	(248)	(142)	(759)

Total operating expenses	(90,893)	(81,589)	(30,368)	(29,231)	(113,229)

Operating income	8,063	3,903	4,098	428	6,951
Financing income, net	460	1,690	438	887	2,599

Income before taxes
on income	8,523	5,593	4,536	1,315	9,550
Income tax	(2,088)	(563)	(780)	(334)	(1,362)

Net income	6,435	5,030	3,756	981	8,188

Net loss (profit) attributable to
non-controlling interest	(79)	245	6	30	290

Net income attributable to
shareholders	$6,356	$5,275	$3,762	$1,011	$8,478

Earnings per share

Basic Earnings attributable to
shareholders per Ordinary Share	$0.21	$0.18	$0.12	$0.03	$0.29

Diluted Earnings attributable to
shareholders per Ordinary Share	$0.20	$0.17	$0.12	$0.03	$0.28

Weighted average number
of Ordinary Shares used to
compute basic Earnings
per Ordinary Share	30,136,123	29,623,700	30,389,184	29,768,548	29,670,842

Weighted average number
of Ordinary Shares used to
compute diluted Earnings
per Ordinary Share	31,088,653	30,566,498	31,141,006	30,346,875	30,525,654

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
Cash flows from operating activities:
Net income	$6,435	$5,030	$3,756	$981	$8,188

Adjustments required to
reconcile net income
to net cash provided by
operating activities:

Depreciation and amortization	6,193	5,823	2,123	1,767	7,662
Deferred tax assets	(29)	649	233	276	761
Deferred tax liabilities	(381)	4,486	(126)	(82)	(888)
Stock based compensation	5,472	6,470	1,370	2,065	8,482
Loss from disposal of fixed
assets	349	468	249	176	739
Other	123	121	92	413	324
Net change in trading securities	-	108	-	(215)	-
Decrease (increase) in
accounts receivable – trade	(1,943)	3,309	(1,773)	1,256	560
Decrease (increase) in
accounts receivable – other	1,465	527	129	1,511	(488)
Increase in prepaid
expenses	(474)	(761)	(235)	(764)	(23)
Decrease (increase) in
advances to suppliers	(743)	149	13	348	93
Decrease (increase) in
inventories	(3,113)	2,213	(1,011)	(428)	2,331
Increase (decrease) in
accounts payable	(3,329)	(1,683)	1,071	3,992	3,389
Increase (decrease) in
deferred income	(204)	537	(52)	(98)	554
Net cash provided by
operating activities	9,821	22,960	5,839	11,198	31,684

Cash flows from investing
activities:
Purchase of fixed assets and
intangible assets	(9,254)	(3,777)	(1,196)	(1,227)	(5,056)
Deposits	(33)	(41)	5	(14)	(6)
Acquisition of Sierra, net
of cash acquired (1)	-	(34,709)	-	-	(34,709)
Changes in short term
deposits, net	(5,617)	-	(10,409)	-	(26,830)
Proceeds from sales of
marketable securities and
short term investments	10,141	26,793	1,000	4,400	25,167
Investments in trading and
marketable securities	(16,910)	(21,777)	(2,000)	(13,991)	(5,953)
Net cash used
in investing activities	(21,674)	(33,511)	(12,600)	(10,832)	(47,387)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
Cash flows from financing
activities:
Principal payments on capital
lease obligation, net	$(125)	$(86)	(43)	$(37)	$(143)
Proceeds from the issuance
of Ordinary Shares	6,304	4,098	1,023	307	4,219
Purchase of shares from a
non-controlling shareholder
in a subsidiary	-	(403)	-	(403)	(403)
Net cash (used in) provided
by financing activities	6,179	3,609	980	(133)	3,673

Effect of exchange rate
changes on cash	(88)	332	(178)	559	191

Increase (decrease) in cash
and cash equivalents	(5,762)	(6,610)	(5,959)	792	(11,839)
Cash and cash equivalents
at beginning of period	34,619	46,458	34,816	39,056	46,458

Cash and cash equivalents
at end of period	$28,857	$39,848	$28,857	$39,848	$34,619

Supplementary cash flow
information
Income taxes paid	$1,689	$184	$594	$90	$234